SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

             -------------------------------------------------------

                                  SCHEDULE 13G

                        Information Statement pursuant to
                              Rule 13d-1 and 13d-2

             -------------------------------------------------------


                         MANCHESTER EQUIPMENT CO., INC.
                          -----------------------------
                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
                          ----------------------------
                         (Title of Class of Securities)


                                   562154 10 4
                                   -----------
                                 (CUSIP Number)









                        (Continued on following page(s))

                                  SCHEDULE 13G
CUSIP NO. 562154 10 4

1.     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         JOEL G. STEMPLE
-------------------------------------------------------------------------------

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) ( )
                                                       (B) ( )

-------------------------------------------------------------------------------

3.    SEC USE ONLY

-------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
-------------------------------------------------------------------------------
                           5.    SOLE VOTING POWER SHARES OF COMMON STOCK
                                                           626,263
NUMBER OF                  ----------------------------------------------------
SHARES                     6.    SHARED VOTING POWER
BENEFICIALLY                                               NONE
OWNED BY                   ----------------------------------------------------
EACH                       7.    SOLE DISPOSITIVE POWER
REPORTING                             626,263 SHARES OF COMMON STOCK
PERSON                     ----------------------------------------------------
WITH                       8.    SHARED DISPOSITIVE POWER
                                                            NONE
-------------------------------------------------------------------------------

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                 626,263 SHARES OF COMMON STOCK
-------------------------------------------------------------------------------

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES                                                    ( )
-------------------------------------------------------------------------------

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                 7.3%
-------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON
                                 IN
--------------------------------------------------------------------------------

Item 1(a).                 Name of Issuer.

                           Manchester Equipment Co., Inc.

Item 1(b).                 Address of Issuer's Principal Executive Offices.

                           160 Oser Avenue
                           Hauppauge, New York 11788

Item 2(a).                 Name of Person Filing.

                          Joel G. Stemple

Item 2(b).                 Address of Principal Business Office, or if none,
                           Residence.

                           The address of the principal business office of Joel
                           G. Stemple is:

                           160 Oser Avenue
                           Hauppauge, New York 11788

Item 2(c).                 Citizenship.

                           Joel G. Stemple is a citizen of the United States of America.

Item 2(d).                 Title of Class of Securities.

                           Common Stock, par value $.01 per share

Item 2(e).                 CUSIP Number.

                           562154 10 4

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

                           Not applicable. This statement is filed pursuant to Rule 13d-1(c).

Item 4.                   Ownership

                          (a) Amount beneficially owned by reporting person as of of December 31, 1997:

                                                           626,263 shares

                          (b)    Percent of Class:     7.3%

                          (c) Number of shares as to which such person has :

                                 (i)  Sole power to direct the vote:
                                                           626,263 shares

                                 (ii)  Shared power to vote or to direct
                                       the vote:            none

                                 (iii) Sole  power  to  dispose  or  direct  the
                                       disposition of:
                                                           626,263 shares

                                 (iv)  Shared power to dispose or direct the
                                       disposition of:      none

Item 5.                   Ownership of Five Percent or Less of a Class.

                          Not applicable.

Item 6.                   Ownership of More than Five Percent on Behalf of
                          Another Person.

                          Not applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.           Notice of Dissolution of Group.

                  Not applicable.

Item 10.          Certification.

                  Not applicable.


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                    February 11, 1998
                                    ---------------------------
                                         (Date)



                                     By:  /s/ Joel G. Stemple
                                          ----------------------
                                          Executive Vice President and Secretary





                                       5